April 30, 2009

Mr. Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TransNet Corporation, File No. 0-8693

Dear Mr. Wilson:

This letter responds to comments raised in your letter dated March 25, 2009. TransNet Corporation’s responses are listed below, numbered in accordance with the paragraphs in your letter.

Form 10-K for the year ended June 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 14

Comment 1:

With respect to the discussion of the Company’s ability or inability to generate sufficient cash to support its obligations, consideration was given to this issue in preparation of the Form 10-K. In this regard, we included discussions in the MD&A and other parts of the Form 10-K discussing the Company’s lines of credit and vendor credit, and the Corporation’s reliance upon these means of financing to address the disclosure issue. In this regard, there was an inadvertent edit which did not include an additional statement specifically addressing our ability to generate funds to meet our obligations. We shall include an expanded discussion to better satisfy this requirement.

Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
[G] Revenue Recognition, page F-8

Comment 2:
The following represents a draft disclosure of our revenue recognition policy that will be included in our next periodic filing:

Revenue Recognition: Our revenues are derived from both the sale of equipment and services provided to our customers. Revenues related to our equipment sales are recognized when evidence of an arrangement exists, delivery has occurred, the sales price is both fixed and determinable, and collectability is reasonably assured, in accordance with SEC Staff Accounting Bulletin No. 104 Topic 13.

Revenues related to services provided are recognized using in accordance with the American Institute of Certified Public Accountants’ Statement of Position 81-1: Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Utilizing the percentage of completion, the service revenue is recognized on the basis of the percentage of actual contract hours incurred to date bears to the total completion of performance. Estimates related to the percentage complete are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses.

The contracts that the company executes with its customers include provisions that clearly specify the enforceable rights regarding goods and services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement. The Company’s customers can be expected to satisfy their obligations under the contract. The Company can be expected to perform its contractual obligations. And Management can make reasonable dependable estimates on the progress of these contracts.

We enter into revenue arrangements in which customers may purchase a combination of equipment and services (multiple-element arrangements). When vendor-specific objective evidence ("VSOE") of fair value exists for all elements, we allocate revenue to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when that element is sold separately. For services, VSOE of fair value is established by the rates charged when they are sold separately. For arrangements where VSOE of fair value exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue, assuming all other criteria for revenue recognition have been met.

Comment 3:

It has been our experience through the present time that we are able to make reasonable estimates on the progress of the services provided to our customers. We achieve this on the basis of the percentage of actual contract hours incurred to date bears to the total completion of performance. Hardware sales are not recognized on the completed contract method of accounting. As described above, the revenues derived from the sale of hardware are recognized when evidence of an arrangement exists, delivery has occurred, the sales price is both fixed and determinable, and collectability is reasonably assured, in accordance with SEC Staff Accounting Bulletin No. 104 Topic 13.

The percentage of completion method is applied to only the revenues derived from services.

We referred to proportional performance in describing the process of measuring the total estimate of hours (total performance) expected to provide the service to the hours provided (performance to date).

Item 15. Exhibits, Financial Schedules and Reports on Form 8-K
3. Exhibits, page 29

Comment 4.

There are securities that remain unsold under our March 31, 2004 registration statement. In response to your comment, we have attached as an exhibit the consent from our auditors for the reports on fiscal years ended June 30, 2008, 2007 and 2006.

TransNet Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that TransNet may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John J. Wilk
Chief Financial Officer

Attachment

Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in Registration Statement on Form S-8, File No. 333-114086, of our reports dated September 23, 2008, August 28, 2007 and September 15, 2006 in TransNet Corporation’s annual report on Form 10-K for the years ended June 30, 2008, 2007 and 2006 respectively and to all references to our firm (formerly known as Moore Stephens, P.C.) which is part of this registration statement.

MSPC Certified Public Accountants and Advisors, A Professional Corporation

Cranford, New Jersey
April 28, 2009